CINCINNATI MILACRON INC. AND SUBSIDIARIES
                      PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                          (In millions, except per share data)
                                       (Unaudited)



On February 1, 1993, Cincinnati Milacron Inc. (the "Company") completed the acquisition of GTE Valenite Corporation ("Valenite") for approximately $66 million in cash and $11 million of assumed debt. The acquisition was financed principally through the sale of an interest in certain of the Company's accounts receivable to an independent issuer of receivables-backed commercial paper (resulting in proceeds of $50 million), and through borrowings from the Company's existing bank group under an $85 million committed revolving credit facility.

On March 2, 1993, the Company announced a major restructuring program, developed with Valenite's management, designed to improve Valenite's profitability by lowering working capital requirements, reducing overall expenses, increasing the level of plant modernization and improving capacity utilization. This restructuring, which includes the consolidation of production through the closing of eleven production facilities, the downsizing of two production facilities and a net employee reduction in excess of 500, is expected to result in annual cost savings on an ongoing basis between $15.6 million and $18.8 million and is expected to be completed in 1994.

On November 8, 1993 (the "Closing Date"), the Company purchased (1) 100% of the outstanding capital stock of FM Maschinenbau GmbH, a newly formed corporation to which substantially all of the plastics injection molding business of Kloeckner-Werke AG and its subsidiary, Kloeckner Ferromatik Desma GmbH, including product lines, plant and distribution network, had previously been contributed, and (2) the other assets and liabilities of that business (collectively, "Ferromatik"). The total purchase price, including assumed debt of approximately 11 million DM, was approximately 94 million DM (approximately $56 million using the exchange rate of $1 =
1.68 DM in effect on the Closing Date). A portion of the approximately $50 million of cash paid at the purchase date is expected to be refunded to the Company in a post-closing adjustment. The Company financed the purchase by drawing upon its revolving credit facility with its existing bank group, which was amended prior to the Closing Date to increase the total revolving loan commitment available thereunder from $75 million to $130 million, and certain other existing overseas lines of credit.

Due principally to general economic conditions in Europe, including reduced demand for plastics injection molding machinery, the manufacturing operations of Ferromatik's Malterdingen plant were restructured during its fiscal years ended September 30, 1993 and 1992 to improve efficiency and reduce personnel levels. The Company and Ferromatik have identified additional restructuring actions, including the introduction of advanced manufacturing technologies, to improve Ferromatik's profitability in the future. It is expected that these additional actions, which are intended to complement the actions already taken prior to the acquisition, will be substantially completed during 1994. The Company estimates that the annual savings that will result from all of these actions will be no less than $4.2 million.

The following Pro Forma Consolidated Statement of Earnings is based on the historical financial statements of the Company, Valenite, and Ferromatik adjusted to give effect to the acquisitions and the restructurings of Valenite and Ferromatik. The Pro Forma Consolidated Statement of Earnings assumes that both the acquisitions and the restructurings of Valenite and Ferromatik occurred as of the first day of the Company's 1993 fiscal year.

The Pro Forma Consolidated Statement of Earnings reflect the purchase method of accounting for the acquisitions of Valenite and Ferromatik. In the case of Ferromatik, the purchase accounting adjustments reflected therein are subject to revision once appraisals, actuarial reviews and other studies of the fair value of the assets price and liabilities of Ferromatik are completed. The purchase price of Ferromatik is also subject to post-closing adjustments which may also affect the purchase accounting adjustments reflected herein. Final purchase accounting adjustments may differ from the pro forma adjustments presented herein and described in the accompanying notes.

The Pro Forma Consolidated Statement of Earnings does not purport to present what the Company's results of operations would actually have been had the acquisitions and restructurings of Valenite and Ferromatik occurred on the first day of the Company's 1993 fiscal year, or purport to project the Company's results of operations for any future period. The Pro Forma Consolidated Statement of Earnings reflects certain assumptions described in the accompanying notes, including the Company's expectations of anticipated cost savings from the restructurings of Valenite and Ferromatik. The actual savings may vary from these expectations. The Pro Forma Consolidated Statement of Earnings and accompanying notes should be read in conjunction with the audited consolidated financial statements of the Company and the related notes thereto for its fiscal year ended January 1, 1994 which are included herein, Amendment No. 2 to the Company's Current Report on Form 8-K dated February 1, 1993 and Amendment No. 1 to the Company's Current Report on Form 8-K dated November 8, 1993 (both filed with the Securities and Exchange Commission).

                             CINCINNATI MILACRON INC. AND SUBSIDIARIES
                           PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                              (In millions, except per share amounts)


                                                               Year ended January 1, 1994

                                                   ---------------------------------------------------------
                                                                                  Valenite      Cincinnati
                                                   Historical                   Acquisition    Milacron and
                                                   Cincinnati     Historical     Pro Forma       Valenite
                                                    Milacron      Valenite(a)   Adjustments    Consolidated
                                                   ----------     -----------   -----------    ------------
Sales . . . . . . . . . . . . . . . . . . . . . .  $1,029.4          $18.9                       $1,048.3
Cost of products sold . . . . . . . . . . . . . .     791.3           14.5        $(1.0)(c)         804.8
                                                   --------          -----        -----          --------
  Manufacturing margins . . . . . . . . . . . . .     238.1            4.4          1.0             243.5


Other costs and expenses
  Selling and administrative. . . . . . . . . . .     191.3            4.8          (.2)(c)         195.9
  Consolidation charge. . . . . . . . . . . . . .      47.1                                          47.1
  Disposition of subsidiary . . . . . . . . . . .      22.8                                          22.8
  Other - net . . . . . . . . . . . . . . . . . .        .7                          .2 (b)            .9
                                                   --------          -----        -----          --------
    Total other costs and expenses. . . . . . . .     261.9            4.8           -              266.7
                                                   --------          -----        -----          --------

Operating earnings (loss) . . . . . . . . . . . .     (23.8)           (.4)         1.0             (23.2)


Interest
  Income. . . . . . . . . . . . . . . . . . . . .       2.3                                           2.3
  Expense . . . . . . . . . . . . . . . . . . . .     (15.7)           (.1)                         (15.8)
                                                   --------          -----        -----          --------
    Interest - net. . . . . . . . . . . . . . . .     (13.4)           (.1)          -              (13.5)
                                                   --------          -----        -----          --------

Earnings (loss) before
  income taxes,
  extraordinary item
  and cumulative effect
  of changes in methods
  of accounting . . . . . . . . . . . . . . . . .     (37.2)           (.5)         1.0             (36.7)


Provision for income taxes. . . . . . . . . . . .       8.2             .1                            8.3
                                                   --------          -----        -----          --------
Earnings (loss) before
  extraordinary item and
  cumulative effect of
  changes in methods
  of accounting . . . . . . . . . . . . . . . . .  $  (45.4)         $ (.6)       $ 1.0          $  (45.0)
                                                   ========          =====        =====          ========
Earnings (loss) per
  common share before
  extraordinary item
  and cumulative effect
  of changes in methods
    of accounting . . . . . . . . . . . . . . . .    $(1.41)                                       $(1.40)
                                                     ======                                        ======
Weighted average number of
  common shares and common
  share equivalents
  outstanding . . . . . . . . . . . . . . . . . .      32.3                                          32.3
                                                     ======                                          ====


See Notes to Pro Forma Consolidated Statement of Earnings.


                              CINCINNATI MILACRON INC. AND SUBSIDIARIES
                     PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS (Continued)
                               (In millions, except per share amounts)

                                                                   Year ended January 1, 1994

                                                     --------------------------------------------------------
                                                     Cincinnati                 Ferromatik
                                                    Milacron and                Acquisition
                                                      Valenite    Ferromatik     Pro Forma        Total
                                                    Consolidated  Historical(d) Adjustments    Consolidated
                                                    ------------  ----------    -----------    ------------
Sales . . . . . . . . . . . . . . . . . . . . . .   $1,048.3         $80.1                       $1,128.4
Cost of products sold . . . . . . . . . . . . . .      804.8          64.9        $(3.2)(g)         867.0
                                                                                     .5 (h)
                                                    --------         -----        -----          --------
  Manufacturing margins . . . . . . . . . . . . .      243.5          15.2          2.7             261.4


Other costs and expenses
  Selling and administrative. . . . . . . . . . .      195.9          20.0          (.3)(g)         215.7
                                                                                     .1 (h)
  Consolidation charge. . . . . . . . . . . . . .       47.1                                         47.1
  Disposition of subsidiary . . . . . . . . . . .       22.8                                         22.8
  Other - net . . . . . . . . . . . . . . . . . .         .9           2.7           .1 (f)            .2
                                                                                     .1 (i)
                                                                                   (3.6)(j)
                                                    --------         -----        -----          --------

    Total other costs and expenses. . . . . . . .      266.7          22.7         (3.6)            285.8
                                                    --------         -----        -----          --------


Operating earnings (loss) . . . . . . . . . . . .      (23.2)         (7.5)         6.3             (24.4)


Interest
  Income. . . . . . . . . . . . . . . . . . . . .        2.3            .7                            3.0
  Expense . . . . . . . . . . . . . . . . . . . .      (15.8)         (2.0)        (2.6)(e)         (19.0)
                                                                                    1.4 (k)
                                                    --------         -----        -----          --------
    Interest - net. . . . . . . . . . . . . . . .      (13.5)         (1.3)        (1.2)            (16.0)
                                                    --------         -----        -----          --------

Earnings (loss) before
  income taxes, extraordinary
  item and cumulative effect
  of changes in methods of
  accounting. . . . . . . . . . . . . . . . . . .      (36.7)         (8.8)         5.1             (40.4)


Provision for income taxes. . . . . . . . . . . .        8.3                        (.5)(l)           7.8
                                                    --------         -----        -----          --------

Earnings (loss) before
  extraordinary item and
  cumulative effect of
  changes in methods
  of accounting . . . . . . . . . . . . . . . . .   $  (45.0)        $(8.8)       $ 5.6          $  (48.2)
                                                    ========         =====        =====          ========
Earnings (loss) per
  common share before
  extraordinary item
  and cumulative effect
  of changes in methods
  of accounting . . . . . . . . . . . . . . . . .     $(1.40)                                      $(1.50)
                                                      ======                                       ======

Weighted average number of
  common shares and common
  share equivalents
  outstanding . . . . . . . . . . . . . . . . . .       32.3                                         32.3
                                                        ====                                         ====

See Notes to Pro Forma Consolidated Statement of Earnings.


                              CINCINNATI MILACRON INC. AND SUBSIDIARIES
                        NOTES TO PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                                     YEAR ENDED JANUARY 1, 1994
                                            (In millions)



(a) The amounts in the "Historical Valenite" column represent Valenite's unaudited results of operations for the month of January, 1993. Valenite's results of operations subsequent to January 31, 1993, are consolidated in the "Historical Cincinnati Milacron" column.

(b) Costs of $.2 million for one month related to the sale of $50.0 million of accounts receivable. The sale transaction involving the Company's accounts receivable occurred under a three year receivables purchase agreement with an independent issuer of receivables-backed commercial paper, pursuant to which the Company agreed to sell on an ongoing basis and without recourse, an undivided percentage ownership interest in designated pools of accounts receivable. In order to maintain the balance in the designated pools of accounts receivable sold, the Company is obligated to sell undivided percentage interests in new receivables (subject to a maximum of $50 million of interests in uncollected receivables owned at any time by the purchaser (plus certain reserves)) as existing receivables are collected.

(c) On March 2, 1993, the Company announced a major restructuring program, developed with Valenite's management, designed to improve Valenite's profitability by lowering working capital requirements, reducing overall expenses, increasing the level of plant modernization and improving capacity utilization. The restructuring, which includes the consolidation of production through the closing of eleven production facilities, the downsizing of two production facilities, and a net employee reduction in excess of 500, will be completed in 1994. The restructuring, which is estimated to cost $53.7 million ($25.8 million in cash), was reserved at the time of the Valenite acquisition and the Company will not record any special charge to earnings. The reserve includes amounts for severance, relocation, and losses on the sale of surplus inventory, machinery and equipment and production facilities. Based on a comprehensive analysis, the Company and Valenite originally estimated that the annual improvement in pretax earnings that would result from the completion of the restructuring plan would be approximately $15.6 million. Pro forma adjustments for one month based on this amount are included in the Pro Forma Consolidated Statement of Earnings. However, it is expected that the annual savings will exceed the original estimate on an ongoing basis by as much as 20%.


                                                                   Increase
                                                                  (Decrease)
                                                                  ----------

              Cost of products sold. . . . . . . . . . . . . . . .   $ (1.0)
                                                                     ------
                Manufacturing margins. . . . . . . . . . . . . . .      1.0

              Other costs and expenses
                Selling and administrative . . . . . . . . . . . .      (.2)
                                                                     ------
                  Total other costs and expenses . . . . . . . . .      (.2)
                                                                     ------

              Operating earnings (loss). . . . . . . . . . . . . .   $  1.2
                                                                     ======

(d) The amounts in the "Historical Ferromatik" column are derived principally from the audited combined statement of operations of the Malterdingen Plastics Machinery Division of Kloeckner Ferromatik Desma GmbH for the fiscal year ended September 30, 1993 which was prepared based on accounting principles generally accepted in the Federal Republic of Germany. The statement of earnings of Ferromatik for the period from January 1, 1993 through November 8, 1993 presented herein reflects all adjustments necessary to present Ferromatik's results of operations for that period in conformity with accounting principles generally accepted in the United States. Ferromatik's results of operations subsequent to November 8, 1993 are consolidated in the "Historical Cincinnati Milacron" column.

       Ferromatik's historical statement of operations for the period ended November 8, 1993 includes non-recurring charges totaling $3.6 million for severance and other costs incurred in connection with the downsizing of its operations prior to the acquisition (see notes (g) and (j) below). In the "Historical Ferromatik" column, this amount is included in the line captioned "Other-net" in the Pro Forma Consolidated Statement of Earnings.

(e) Interest expense of $2.6 million on borrowings totaling $53.1 million under the Company's $130.0 million committed revolving credit facility (see note (f) below) and other lines of credit.

(f) Amortization expense on a straight line basis over two and one half years of $.2 million of additional commitment fees incurred in connection with the amendment of the Company's committed revolving credit facility to increase the lines of credit available thereunder to $130.0 million.

(g) Due principally to general economic conditions in Europe, including reduced demand for plastics injection molding machinery, the manufacturing operations of Ferromatik's Malterdingen plant were restructured during the fiscal years ended September 30, 1993 and 1992, to improve efficiency and reduce personnel levels. The restructuring included additional outsourcing of parts and components that were previously manufactured at Malterdingen. As a result of this program, the number of full time employees of the Malterdingen plant was reduced from approximately 825 as of September 30, 1991, to approximately 650 one year later. During fiscal year 1993, the plant's employment level was further reduced to approximately 585. In September, 1993, Ferromatik and the Works Council agreed to a Social Plan that permits further personnel reductions based on future sales volume to as low as 490. Based on the Social Plan, approximately eighty additional employees have been terminated or are intended to be terminated no later than September 30, 1994. Under the terms of the purchase agreement, the severance costs for these employees will be reimbursed by the sellers.

       The Company and Ferromatik have identified additional restructuring actions, including the introduction of advanced manufacturing technologies, that are intended to improve Ferromatik's profitability in the future. It is expected that these additional actions, which are intended to complement the actions already taken prior to the acquisition, will be substantially completed during 1994. The estimated cost of the further restructuring of Ferromatik of $8.7 million was reserved at the time of the acquisition and the Company will not record a special charge to earnings.

       Based on a comprehensive analysis, the Company estimates that the minimum annual savings that will result from all of the actions described above will be no less than $4.2 million. Accordingly, pro forma adjustments based on this amount totaling $3.5 million are included in the Pro Forma Consolidated Statement of Earnings for the year ended January 1, 1994 as follows:

                                                                   Increase
                                                                  (Decrease)
                                                                  ----------

          Cost of products sold. . . . . . . . . . . . . . . . . .   $ (3.2)
                                                                     ------
              Manufacturing margins. . . . . . . . . . . . . . . .      3.2

          Other costs and expenses
              Selling and administration . . . . . . . . . . . . .      (.3)
                                                                     ------
                  Total other costs and expenses . . . . . . . . .      (.3)
                                                                     ------

          Operating earnings (loss). . . . . . . . . . . . . . . .   $  3.5


     The above amounts are based principally on the savings that will be realized from the known reductions of the Malterdingen plant's employment level that have already occurred since September 30, 1993 and that are expected to occur by September 30, 1994. The actual annual savings from all of the restructuring actions completed to date and the additional actions that will be completed in the future are expected to be considerably higher than $4.2 million. However, these additional savings have not been included in the Pro Forma Consolidated Statement of Earnings because the Company cannot accurately and precisely quantify these additional savings at this time.

     In addition to the expected savings from the restructuring of Ferromatik, the Company's existing operations are also expected to benefit from the synergistic opportunities created by the acquisition. These opportunities fall into the general areas of marketing, manufacturing technology, and product development. The Company expects to significantly reduce or eliminate the annual operating losses currently being incurred by its European plastics machinery marketing operation through its integration with the Ferromatik organization. In addition, Ferromatik's worldwide sales and distribution network will be used to expand the markets for the Company's existing plastics machinery products and the Company's computer controls will be utilized in Ferromatik's machines. The Pro Forma Consolidated Statement of Earnings does not give effect to these and other potential earnings improvements from the synergies that are expected to result from the acquisition.

(h) Additional depreciation expense related to the adjustment of the historical value of Ferromatik's property, plant and equipment to reflect fair market value.

(i) Amortization of the covenant not to compete received from Kloeckner-Werke AG and Kloeckner Ferromatik Desma GmbH in connection with the purchase of Ferromatik on a straight line basis over five years.

(j) Elimination of $3.6 million nonrecurring charges for severance and other costs incurred in connection with the restructuring of Ferromatik's operations prior to the acquisition.

(k) Reduction in Ferromatik's historical interest expense to eliminate interest on debt in excess of the $6.5 million of debt assumed by the Company.

(l) Adjustment to reduce the consolidated provision for income taxes by $.5 million based on the Company's effective tax rate to reflect the acquisition of Ferromatik and the related financing.

The Pro Forma Consolidated Statement of Earnings for the year ended January 1, 1994 does not reflect an extraordinary charge of $4.4 million, or $.14 per share, related to the early extinguishment of debt or a charge of $52.1 million, or $1.61 per share, for the cumulative effect of changes in methods of accounting, both of which are included in the Company's historical Consolidated Statement of Earnings for that period. The acquisition of Ferromatik and the Acquisition Pro Forma Adjustments reflected herein do not change these amounts.